Exhibit 99.13

PRESS RELEASE

Digital Transformation: TotalEnergies and Cognite
Expand Their Partnership to Scale Industrial AI

Paris/Phoenix, 26 September - TotalEnergies, a major integrated energy company, and Cognite, a leader in industrial AI, announced today a new phase of their strategic partnership. This agreement will scale the deployment - over a period of three years - of the Cognite industrial data and AI platform, across all TotalEnergies' operated upstream assets worldwide, covering the entire value chain from drilling to production. The objective is to harness the potential of TotalEnergies’ data to enhance the industrial performance of its sites.

Building on a long-standing collaboration, this new initiative aims to make complex data AI-ready, thereby boosting the value of TotalEnergies’ existing data, to improve operational excellence across its assets. The collaboration will position industrial data and AI as strategic levers for TotalEnergies to provide more reliable, efficient, and sustainable energy. This will enable the Company to:

●	Access more industrial data, to improve the accuracy of data analysis faster and shorten the lead to adopt applications by providing easy and quick access to relevant, high quality industrial data
●	Enable dynamic visualization of assets to enhance decision-making throughout the production lifecycle and monitor critical equipment for production and operational safety
●	Accelerate the use of AI to analyze and drive operational performance across sites

“This partnership with Cognite marks a new milestone in our digital transformation,” said Namita Shah, President of OneTech at TotalEnergies, “By creating the data foundation which unifies our industrial data globally and makes it AI-ready, we are creating the conditions to accelerate AI-driven solutions that will significantly enhance the safety, operational and environmental performance of TotalEnergies. This initiative reflects our ambition to make data and AI strategic levers for more reliable, sustainable, and efficient energy.”

"TotalEnergies isn't just embracing digital transformation; they are accelerating their entire operation," said Girish Rishi, CEO of Cognite. “Our long-term collaboration is built on a shared vision to scale the impact of Industrial AI. By establishing an AI-ready data foundation, we're equipping their teams to rapidly unlock insights and improve operational excellence across their global assets.”

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About Cognite

Cognite makes Generative AI work for industry. Leading energy, manufacturing, and power & renewables enterprises choose Cognite to deliver secure, trustworthy, and real-time data to transform their asset-heavy operations to be safer, more sustainable, and profitable. Cognite provides a user-friendly, secure, and scalable industrial data & AI platform that makes it easy for all decision-makers, from the field to remote operations centers, to access and understand complex industrial data, collaborate in real-time, and build a better tomorrow.

Visit us at www.cognite.com, and follow us on LinkedIn and X.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Cognite Contact

Michelle Holford, Cognite, Vice President, Global PR

michelle.holford@cognite.com

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	@TotalEnergies	@TotalEnergies	@TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).